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                           November 9, 2021

       Mark A. Smith
       President, Chief Executive Officer, and Chairman
       NIOCORP DEVELOPMENTS LTD
       7000 South Yosemite Street, Suite 15
       Centennial, Colorado 80112

                                                        Re: NIOCORP
DEVELOPMENTS LTD
                                                            Registration
Statement on Form S-3
                                                            Filed November 2,
2021
                                                            File No. 333-260673

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell, Law Clerk, at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Andrew C. Thomas